May 20, 2005


Mail Stop 0409

	VIA U.S. MAIL

Mr. Bill Franks
Principal Financial Officer
Palmetto Real Estate Trust
45 Liberty Lane
Greenville, SC 29067

Re:	Palmetto Real Estate Trust
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the quarterly period ended March 31, 2005
      File No. 000-00179

Dear Mr. Franks:

      We have reviewed your May 13, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 2 - Investment in Rental Property and Gains on Sale of Real
Estate, Annual Report pages 8-10

1. We note your response to our prior comment #2 wherein you state SFAS 141 does not apply if the net assets acquired do not constitute a business. Please refer to paragraphs 4-8 for applicability of this standard to asset purchases. Please tell us how the allocation of acquisition costs to building, land and intangible assets acquired, including in-place tenant leases and customer relationships, would be impacted if you applied SFAS 141 to each of your property acquisitions, as we believe is appropriate.

2. We note the acquisitions of Sunshine House and Ridgeview Center appear to exceed 10% of total assets as of the date of the last audited balance sheet at the time of acquisition. In the future, please file the financial statements required by Rule 3-14 of Regulation S-X and Item 2.01 of Form 8-K. Please note the purchase of real estate by companies engaged in real estate activities is not considered to be an acquisition in the ordinary course of business.

3. It appears Ridgeview Center had several in-place tenant leases at the time of acquisition. Please provide us with the above and below market values of the in-place leases which you did not deem significant. Additionally, please tell us the fair value of the building determined on an "as if" vacant basis, and the related value of the acquired leases.

4. Please explain the circumstances resulting in a zero basis for the assets that were sold. Additionally, please tell us how you determined the historical basis of Timberlands on your balance sheet at December 31, 2004 did not relate to the timber sales in 2004.

5. In future filings, please disclose your policies for purchase accounting, disposals and impairment.

Form 10-QSB For the Quarterly Period Ended March 31, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations - For the three months ended March 31, 2005 compared to the three months ended March 31, 2004, page 5

6. Please tell us the facts and circumstances for the correction of lease payments of $82,000, which represents more than 10% of revenue for the period.


      You may contact Matthew Dowling, Staff Accountant, at (202)
551-3467 or me at (202) 551-3403 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.



						Sincerely,


Steven Jacobs
						Accounting Branch Chief




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Palmetto Real Estate Trust
May 20, 2005
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